SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 July 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 8 July 2005
99.2	First Quarter Adjustment dated 11 July 2005
99.3	IHG Expand Holiday Inn in UK dated 11 July 2005
99.4	Director/PDMR Shareholding dated 15 July 2005
99.5	Director/PDMR Shareholding dated 15 July 2005

Exhibit 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

473,823

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

6 July 2005

14. Date company informed

6 July 2005

15. Total holding in the Trust following this notification

383,547 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

8 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.2

11 JULY 2005

INTERCONTINENTAL HOTELS GROUP PLC

ADJUSTMENT TO FIRST QUARTER IFRS ANNOUNCEMENT

International Financial Reporting Standards ("IFRS") require Earnings Per Share ("EPS") to be based on earnings for a period, after the deduction of any amount attributable to minority shareholders. At Quarter One the IFRS EPS calculations were presented based on earnings before any deduction for minority interests. Recalculated EPS figures are shown below together with the figures originally presented. There are no other changes to any numbers in the Quarter One announcement.

		Q1 2005				Q1 2004
EPS (p)	Continuing Recalculated	As at 26/05/05	Total Recalculated	As at 26/05/05	Continuing Recalculated	As at 26/05/05	Total Recalculated	As at 26/05/05
Basic	3.4	4.1	8.2	8.9	6.5	6.8	8.6	8.9
Diluted	3.4	4.0	8.1	8.7	6.5	6.7	8.6	8.8
Adjusted	3.4	4.1	6.8	7.5	3.8	4.1	5.4	5.7

Note: Discontinued EPS is not impacted.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ' target', 'expect', 'intend', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in "Risk Factors" in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Exhibit 99.3

11 July 2005

INTERCONTINENTAL HOTELS GROUP ADDS PORTFOLIO OF FIVE HOLIDAY INN HOTELS IN THE UK

InterContinental Hotels Group PLC ("IHG") announces the signing of a franchise agreement for five Holiday Inn hotels in the UK owned by Stardon, a joint venture company formed between Starwood Capital Europe and Chardon Hotels.

The hotels, managed by Chardon Management, will undergo significant refurbishment to meet Holiday Inn brand standards, and will be operated under a twenty year franchise agreement.

Andrew Cosslett, Chief Executive Officer of InterContinental Hotels Group, commented:

"The Holiday Inn UK portfolio now stands at 100 hotels and continues to out perform the market. We are delighted to be working with Starwood Capital Europe and Chardon who are both well respected in the hospitality industry."

Maurice Taylor, Director, Stardon and Chief Executive, Chardon Management, commented:

"We are delighted to be growing the number of properties we operate with IHG. Our commitment to Holiday Inn extends back over 12 years and during this time we have been successfully involved in all areas of the brand as an experienced hotel operator and franchisee. Having considered all options currently available, with a global brand and highly developed support system, IHG offer the best franchise option for these hotels."

Further details of portfolio:

Hotel	Rooms
Holiday Inn Leeds - Garforth	144
Holiday Inn Brighton - Seafront	131
Holiday Inn Norwich City Airport	121
Holiday Inn Corby - Rockingham	105
Holiday Inn Glasgow, East Kilbride	101
Total	602

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972
Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471
Enquiries about Stardon or Chardon Management (Nicola Taylor)	+44 (0) 141 333 0545
+44 (0) 7711 631886

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 25 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Stardon is a joint venture company formed between Chardon Hotels, which is the private investment vehicle of Scottish entrepreneur Maurice Taylor, and a fund sponsored by US investment firm Starwood Capital.

The hotels will be operated by Chardon Management, formore information view online at www.chardonmanagement.com

Exhibit 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

James Larson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

James Larson

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Larson

8 State the nature of the transaction

Exercise of Executive Share options and sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Exercise of options over 126,535 IHG ordinary shares at an option price of 434.22 pence per share

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 126,535 IHG ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

13. Price per share or value of transaction

731.3953 pence per ordinary share sold

14. Date and place of transaction

14 July 2005

15. Total share holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

15 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

.....................................

18. Period during which or date on which it can be exercised

N/A

.....................................

19. Total amount paid (if any) for grant of the option

N/A

.....................................

20. Description of shares or debentures involved (class and number)

N/A

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

.....................................

22. Total number of shares or debentures over which options held following notification

N/A

.....................................

23. Any additional information

N/A

.....................................

24. Name of contact and telephone number for queries

Liz Searle, 01753 410 244

.....................................

Name and signature of duly authorised officer of issuer responsible for making notification

.....................................

Date of notification

.....................................

Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

182,960

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

14 July 2005

14. Date company informed

15 July 2005

15. Total holding in the Trust following this notification

2,397,821 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification
15 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 July 2005